中信泰富有限公司
BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

Date: 20th July, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02042760

SUPPL

02 JUL 23

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since June 20, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

7/23

Encl.
AT/wy/LTR-1909

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since June 20, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement on Connected Transaction in relation to Performance Guarantee regarding Cross Harbour Tunnel Management Contract
   Date : June 28, 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : July 6, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Re-printed Memorandum And New Articles of Association
   Date : July 5, 2002
   Entity Requiring Item : Hong Kong Companies Registry

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

The Standard

2/7/2002

CONNECTED TRANSACTION

The Directors of CITIC Pacific announce that on 28 June 2002, CITIC Pacific, together with Kerry and the Other JV Parties, entered into the New Performance Guarantee in favour of the Hong Kong Government.

The Hong Kong Government will enter into the New Management Contract with the JV Company before 1 September 2002. CITIC Pacific, Kerry and the Other JV Parties have confirmed that they will account to and indemnify each other in respect of their portion of liability under the New Performance Guarantee in proportion to their ultimate beneficial interests in the share capital of the JV Company.

Kerry owns 30% of Adwood, a subsidiary of CITIC Pacific and therefore is a connected person of the Company. The maximum exposure of the Company under the New Performance Guarantee and the related indemnity under the JV Agreement is estimated to represent more than 0.03% but less than 3% of the Net Tangible Assets. Details of the New Performance Guarantee and the related indemnity under JV Agreement will be disclosed in the 2002 annual report of the Company.

Shareholding structure of Adwood and the JV Company:



CITIC Pacific Limited
Kerry Properties Ltd.
The Cross-Harbour (Holdings) Ltd.
China Merchants Holdings (International) Co. Ltd.
50%
50%
Adwood Company Ltd.
50%
37%
13%
Hong Kong Tunnels and Highways Management Co. Ltd.

Parties:

The Company, Kerry and the Other JV Parties as guarantors under the New Performance Guarantee and as a party to the related indemnity under the JV Agreement.

Background and the terms of the New Performance Guarantee and confirmation of the related indemnity under the JV Agreement:

On 9 April 1999, the Company, Kerry, The Cross-Harbour (Holdings) Limited, China Merchants Holdings (Hong Kong) Company Limited and Adwood entered into the JV Agreement in relation to the setting up and the operation of the JV Company to tender for the Old Management Contract. China Merchants Holdings (International) Company Limited together with its wholly owned subsidiary subsequently replaced China Merchants Holdings (Hong Kong) Company Limited as a party to the JV Agreement. The Old Management Contract will expire and the Old Performance Guarantee is due to be released on 31 August 2002. Details of the Old Management Contract, the Old Performance Guarantee and the related indemnity can be found in the Company's announcement dated 12 July 1999.

As JV Company has been successful in the tender, the Hong Kong Government will enter into the New Management Contract with the JV Company before 1 September 2002. The New Management Contract is for a term of two years renewable at the option of the Hong Kong Government for a further term of up to two years.

On 28 June 2002, the Company, Kerry and the Other JV Parties entered into the New Performance Guarantee in favour of the Hong Kong Government. Under the New Performance Guarantee, each of the Company, Kerry and the Other JV Parties jointly and severally guarantee to the Hong Kong Government the due and punctual performance by the JV Company of its obligations under the New Management Contract.

The Company, Kerry and the Other JV Parties have confirmed that in relation to any claim to be asserted or made under the New Performance Guarantee, as between themselves, the total liability in respect of such claim and all costs and expenses suffered or incurred by any one of them shall be shared by them in proportion to their ultimate beneficial ownership in the share capital of the JV Company as previously set out in the JV Agreement. Accordingly, each of the Company, Kerry and the Other JV Parties will account to and indemnify each other in respect of their portion of liability under the New Performance Guarantee in proportion to their respective ultimate beneficial interests in the share capital of the JV Company.

The Directors (including independent non-executive Directors) consider that the New Performance Guarantee and the related indemnity under the JV Agreement are on normal commercial terms, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Exposure of the Company:

The maximum exposure of the Company under the New Performance Guarantee and the related indemnity under the JV Agreement is estimated to represent more than 0.03% but less than 3% of Net Tangible Assets.

Connection between the parties:

Kerry owns 30% of Adwood, a subsidiary of the Company and therefore is a connected person of the Company. Neither of the Other JV Parties is connected with the directors or substantial shareholders of the Company or any of its subsidiaries, or an associate of any of them (as defined in the Listing Rules).

Information for shareholders:

The exposure of the Company under the New Performance Guarantee and the related indemnity under the JV Agreement fall within the de minimis provisions of the Listing Rules. Details of the New Performance Guarantee and the related indemnity will be disclosed in the 2002 annual report of the Company.

Term used in this announcement:

"Adwood"	Adwood Company Limited
"CITIC Pacific" or "Company"	CITIC Pacific Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"JV Agreement"	the agreement dated 9 April 1999 between the Company, Kerry, The Cross-Harbour (Holdings) Limited, China Merchants Holdings (Hong Kong) Company Limited and Adwood relating to the operation of JV Company as revised by subsequent supplements
"JV Company"	Hong Kong Tunnels and Highways Management Company Limited
"Kerry"	Kerry Properties Limited, a company whose shares are listed on the Stock Exchange of Hong Kong Limited
"Net Tangible Assets"	the book value of the net tangible assets of the Group as at 31 December 2001 as disclosed in the Group's 2001 audited consolidated accounts
"New Management Contract"	the agreement for the management, operation and maintenance of the Cross Harbour Tunnel to be entered into by the JV Company and the Hong Kong Government before 1 September 2002
"New Performance Guarantee"	the performance guarantee in respect of the obligations of the JV Company under the New Management Contract entered into by the Company, Kerry and the Other JV Parties in favour of the Hong Kong Government on 28 June 2002
"Old Management Contract"	the agreement for the management, operation and maintenance of the Cross Harbour Tunnel entered into by the JV Company and the Hong Kong Government on 15 July 1999 which will expire on 31 August 2002
"Old Performance Guarantee"	the performance guarantee in respect of the obligations of the JV Company under the Old Management Contract entered in favour of the Hong Kong Government on 12 July 1999 which is due to be released on 31 August 2002
"Other JV Parties"	The Cross-Harbour (Holdings) Limited (formerly known as The Cross-Harbour Tunnel Company Limited), a company whose shares are listed on the Stock Exchange of Hong Kong Limited, and China Merchants Holdings (International) Company Limited, a company whose shares are listed on the Stock Exchange of Hong Kong Limited

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 28 June 2002

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th June, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th July, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______						
2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______________________

Authorised Signatory:

Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

OF

CITIC PACIFIC LIMITED
中信泰富有限公司

(Name changed on 22nd August, 1991)

Incorporated the 8th day of January, 1985.

Woo, Kwan, Lee & Lo.
Solicitors & Notaries
HONG KONG

Updated and Reprinted
In May 2002

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

OF

CITIC PACIFIC LIMITED
中信泰富有限公司

(Name changed on 22nd August, 1991)

Incorporated the 8th day of January, 1985.

Woo, Kwan, Lee & Lo.
Solicitors & Notaries
HONG KONG

Updated and Reprinted
In May 2002

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

and

Special Resolution

of

CITIC PACIFIC LIMITED
（中信泰富有限公司）

Passed on the 9th day of May, 2002

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 9th May, 2002 at 10:30 a.m., the following resolutions were duly passed as Ordinary Resolutions and Special Resolution of the Company :-

FIRST ORDINARY RESOLUTION

"THAT :

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of :

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

SECOND ORDINARY RESOLUTION

"THAT :

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of :

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

THIRD ORDINARY RESOLUTION

"THAT conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended as follows:-

A. by inserting after the expression "dollars" in Article 2 the following new expression:

""electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;" ;

B. by inserting after the expression "Hong Kong" in Article 2 the following new expressions:

""legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time;

"Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange from time to time in force;";

C. by inserting after the expressions "shareholders" or "members" in Article 2 the following new expression:

""Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited;";

D. by deleting Article 168(B) and substituting therefor the following:

"168(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every shareholder of, and every holder of debentures of, the Company and every person registered under Article 47 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article

shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

168(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Listing Rules, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents. "

E. by adding in Article 172 after the words "Chinese language newspaper" the following:-

"or by sending it in accordance with applicable legislation and the Listing Rules as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Listing Rules on the Company's computer network";

F. by adding in Article 172 after the words "In the case of joint holders of a share, all notices" the words "or documents"; and

G. by adding in the first line of Article 174 after the word "notice" the words "or document" and by adding at the end of Article 174 the following:-

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."

(Sd.) Larry Yung Chi Kin
Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 31st day of May, 2000

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Wednesday, 31st May, 2000 at 10:30 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company :-

FIRST ORDINARY RESOLUTION

"THAT the authorised share capital of the Company be increased from HK$1,000,000,000 to HK$1,200,000,000 by the creation of 500,000,000 new shares of HK$0.40 each in the Company."

SECOND ORDINARY RESOLUTION

"THAT the CITIC Pacific Share Incentive Plan 2000 referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof ("Plan"), be approved and adopted to be the share option plan for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Plan and to take all such steps as may be necessary or desirable to implement such Plan notwithstanding that they or any of them may be interested in the same."

THIRD ORDINARY RESOLUTION

"THAT :

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with New Articles of Association shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of :

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

FOURTH ORDINARY RESOLUTION

"THAT :

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly; and

C) for the purposes of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of :

i) the date of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

FIFTH ORDINARY RESOLUTION

"THAT conditional upon resolutions no. 7 and 8 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(Sd.) Larry Yung Chi Kin
Chairman

CPL-832

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 8th day of June, 1999

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Tuesday, 8th June, 1999 at 10:30 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company :-

FIRST ORDINARY RESOLUTION

"THAT PricewaterhouseCoopers be appointed auditors of the Company in place of the retiring auditors, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be fixed by the Directors."

SECOND ORDINARY RESOLUTION

"THAT :

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the

Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific authority, shall not exceed twenty per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of :

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

THIRD ORDINARY RESOLUTION

"THAT :

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed

ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly; and

C) for the purposes of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of :

i) the date of the next annual general meeting of the Company; or

ii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

FOURTH ORDINARY RESOLUTION

"THAT conditionally upon resolutions no. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(Sd.) Larry Yung Chi Kin

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 3rd day of June, 1998

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Wednesday, 3rd June, 1998 at 10:30 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company :-

FIRST ORDINARY RESOLUTION

"THAT :

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific authority, shall not exceed twenty per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of :

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

SECOND ORDINARY RESOLUTION

"THAT :

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly; and

C) for the purposes of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of :

i) the date of the next annual general meeting of the Company; or

ii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

THIRD ORDINARY RESOLUTION

"THAT conditional upon resolutions no. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(Sd.) Larry Yung Chi Kin

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 10th day of June, 1997

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Tuesday, 10th June, 1997 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:-

FIRST ORDINARY RESOLUTION

"THAT:

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific authority, shall not

exceed twenty per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

SECOND ORDINARY RESOLUTION

"THAT:

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly; and

C) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the date of the next annual general meeting of the Company; or

ii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

THIRD ORDINARY RESOLUTION

"**THAT** conditional upon resolutions no. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(Sd.) Larry Yung Chi Kin

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

and

Special Resolution

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 3rd day of June, 1996

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Monday, 3rd June, 1996 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions and Special Resolution of the Company:-

FIRST ORDINARY RESOLUTION

"THAT:

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the

Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific authority, shall not exceed twenty per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

SECOND ORDINARY RESOLUTION

"THAT:

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this

resolution and the said approval shall be limited accordingly;

C) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the date of the next annual general meeting of the Company; and

ii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

THIRD ORDINARY RESOLUTION

"THAT conditional upon resolutions no. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

SPECIAL RESOLUTION

"THAT the New Articles of Association of the Company be and are hereby altered by:

A) adding in Article 17 after the word "entitled" the words "(except in relation to replacement certificates)"; deleting in the same article the words "two months" and substituting therefor "ten business days (excluding Saturdays)"; and deleting in the same article the words "HK$2" and substituting therefor "HK$2.50";

B) deleting in Article 21 the first sentence and substituting therefor the following:

"If a share certificate is defaced, lost or destroyed, it may be replaced on payment, in the case of share certificates representing securities with a market value of HK$20,000 or less (at the time the request for replacement is made), of HK$200; and in the case of share certificates representing securities with a market value of more than

HK$20,000 (at the time the request for replacement is made) or for a person not named on the register (irrespective of the market value of the securities concerned), of HK$400 (or such higher amount or amounts as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) and on such terms and conditions, if any, as to the publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate.";

C) inserting the following after the first sentence of Article 38:

"The Board may resolve, either generally or in a particular case, upon request of the transferor or transferee, to accept a mechanically executed transfer.";

D) deleting the words "HK$2" in Article 41(i) and substituting therefor "HK$2.50"; and

E) inserting the following after the first sentence of Article 81:

"Where a member or a warrantholder is a recognised clearing house within the meaning of the Securities (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders' and/or warrantholders' general meeting or any meeting of any class of members and/or of warrantholders provided that, if more than one person so authorised, the authorisation must specify the number and class of shares in respect of which such person so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual member and/or warrantholder of the Company."."

(Sd.) Larry Yung Chi Kin

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 9th day of June, 1995

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Friday, 9th June, 1995 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:-

FIRST ORDINARY RESOLUTION

"THAT the directors' fees be and are hereby increased with effect from 1st January, 1995 as follows:

	Existing (HK$)	Proposed (HK$)
Chairman	100,000	120,000
Director	50,000	100,000"

SECOND ORDINARY RESOLUTION

"THAT:

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific authority, shall not exceed twenty per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

THIRD ORDINARY RESOLUTION

"THAT:

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published

in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly;

C) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the date of the next annual general meeting of the Company; and

ii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

FOURTH ORDINARY RESOLUTION

"THAT conditional upon resolutions no. 7 and 8 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(Sd.) Larry Yung Chi Kin

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 8th day of June, 1994

At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Wednesday, 8th June, 1994 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:-

FIRST ORDINARY RESOLUTION

"THAT:

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the

Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific authority, shall not exceed twenty per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

SECOND ORDINARY RESOLUTION

"THAT:

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("The Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and The Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly;

C) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the date of the next annual general meeting of the Company; and

ii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

THIRD ORDINARY RESOLUTION

"THAT conditional upon resolution no.6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(Sd.) Larry Yung Chi Kin

Chairman

Registration No. 145656

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

CITIC PACIFIC LIMITED
(中信泰富有限公司)

PASSED ON THE 23RD DAY OF MAY, 1994

At the Extraordinary General Meeting of shareholders of the Company held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Monday, 23rd May, 1994 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company : -

ORDINARY RESOLUTION NO. 1

"THAT the Western Harbour Crossing Agreement (as defined in the circular ("the Circular") dated 6th May, 1994 despatched to the shareholders of the Company, a copy of which has been initialled by the Chairman of this meeting for the purpose of identification) and the issue of 4,525,000 new shares of HK$0.40 each in the Company ("Shares") pursuant thereto be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Western Harbour Crossing Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 4,525,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 2

"THAT the NHKTC Agreement (as defined in the Circular) and the issue of 19,919,000 new Shares pursuant thereto be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the NHKTC Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 19,919,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 3

"THAT the EHCC Agreement (as defined in the Circular) and the issue of 1,078,000 new Shares pursuant thereto be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the EHCC Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 1,078,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 4

"THAT the Shanghai Tunnel Agreement (as defined in the Circular) and the issue of 10,137,000 new Shares pursuant thereto be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Shanghai Tunnel Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 10,137,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 5

"THAT the Wyler Centre Agreement (as defined in the Circular) and the issue of 25,158,000 new Shares pursuant thereto be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Wyler Centre Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 25,158,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 6

"THAT the South Bay Agreement (as defined in the Circular) and the issue of 5,456,000 new Shares pursuant thereto be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the South Bay Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 5,456,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 7

"THAT the authorised share capital of the Company be increased from HK$920,000,000 to HK$1,000,000,000 by the creation of 200,000,000 new shares of HK$0.40 each in the Company."

ORDINARY RESOLUTION NO. 8

"THAT : -

(A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) the approval in sub-paragraph (A) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in subparagraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to any existing specific authority shall not exceed 20 per cent of the aggregate nominal amount of the enlarged share capital of the Company in issue immediately following completion of the Acquisition Agreements (as defined in the Circular) or the lapsing of the same and the said approval shall be limited accordingly; and

(D) for the purpose of this resolution : -

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of : -

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which

the next annual general meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares in the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 9

"THAT : -

(A) subject to sub-paragraph (B) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or those of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

(B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed 10 per cent of the shares of HK$0.40 each in the capital of the Company in issue immediately following completion of the Acquisition Agreements

(as defined in the Circular) or the lapsing of the same and the authority pursuant to sub-paragraph (A) of this resolution shall be limited accordingly; and

(C) for the purpose of this resolution : -

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of : -

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

ORDINARY RESOLUTION NO. 10

"THAT, conditional upon Ordinary Resolutions numbered 8 and 9 set out in the notice convening this Extraordinary General Meeting being duly passed, the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot and issue shares pursuant to Ordinary Resolution numbered 8 set out in the notice convening this Extraordinary General Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate to repurchase such shares under the authority granted pursuant to Ordinary Resolution numbered 9 set out in the notice convening this Extraordinary General Meeting, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue immediately following completion of the Acquisition Agreements (as defined in the Circular) or the lapsing of the same."

(Sd.) Willie Chang

Chairman

Registration No. 145656

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

CITIC PACIFIC LIMITED

中信泰富有限公司

PASSED ON THE 12TH DAY OF FEBRUARY, 1993

At the Extraordinary General Meeting of shareholders of the Company held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Friday, 12th February, 1993 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company : -

FIRST ORDINARY RESOLUTION

"THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the new shares of HK$0.40 each to be issued under the Underwriting and Placing Agreement and the Subscription Agreement (each as defined in the circular ("the Circular") dated 27th January, 1993 despatched to the shareholders of the Company, a copy of which has been initialled by the Chairman of this meeting for the purpose of identification) on or before 31st March, 1993:

(A) the authorised share capital of the Company be increased from HK$650,000,000 to HK$920,000,000 by the creation of 675,000,000 new shares of HK$0.40 each in the Company;

(B) the HKT Share Acquisition (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the HKT Share Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(C) the Enviropace Acquisition (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Enviropace Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(D) the Sunspark Acquisition (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Sunspark Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(E) the Sterling Lake Acquisition (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Sterling Lake Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(F) the Second Subscription (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue the new shares of HK$0.40 each to be issued under the Second Subscription and to do whatever they may consider necessary desirable or expedient to carry the Second Subscription into effect with such changes as the directors of the Company may consider necessary, desirable or expedient; and

(G) the directors of the Company be and they are hereby authorised generally to do all things appropriate to effect and implement any of the foregoing."

SECOND ORDINARY RESOLUTION

"**THAT** conditional upon the first ordinary resolution set out in the notice convening this Extraordinary General meeting being duly passed and becoming unconditional:

(A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) the approval in sub-paragraph (A) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to

any existing specific authority shall not exceed 20 per cent of the aggregate nominal amount of the enlarged share capital of the Company in issue immediately following completion of the Subscription Agreement (as defined in the Circular as described in the first ordinary resolution set out in the notice of this Extraordinary General Meeting) and the said approval shall be limited accordingly; and

(D) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

THIRD ORDINARY RESOLUTION

"THAT conditionally upon the first ordinary resolution set out in the notice convening this Extraordinary General Meeting being duly passed and becoming unconditional:

(A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("The Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and The Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

(B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the

shares of HK$0.40 each in issue immediately following completion of the Subscription Agreement (as defined in the Circular as described in the first ordinary resolution set out in the notice convening this Extraordinary General Meeting) and the said approval shall be limited accordingly;

(C) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(a) the conclusion of the next annual general meeting of the Company; and

(b) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

FOURTH ORDINARY RESOLUTION

"**THAT** conditional upon the first, the second and the third ordinary resolutions set out in the notice convening this Extraordinary General Meeting being duly passed and becoming unconditional, the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the directors of the Company of the powers of the Company to repurchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue immediately following completion of the Subscription Agreement (as defined in the Circular as described in the first ordinary resolution set out in the notice of this Extraordinary General Meeting)."

(SD.) Willie Chang

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

and

Special Resolution

of

CITIC Pacific Limited
中信泰富有限公司

Passed on the 8th day of June, 1992

At the Annual General Meeting of shareholders of the Company held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Monday, 8th June, 1992 at 10:00 a.m., the following resolutions were duly passed as Ordinary and Special Resolutions of the Company : -

ORDINARY RESOLUTION

"THAT:

A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

B) the approval in sub-paragraph (A) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to any existing specific authority, shall not exceed 20 per cent of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

D) for the purpose of this resolution:
"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

i) the conclusion of the next annual general meeting of the Company; or

ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion of their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby altered by:

i) deleting the word "preference" in the eleventh line of Article 4;

ii) deleting the existing Article 7 and substituting therefor the new Article 7:

7 Subject to the provisions of the Companies Ordinance and any regulations binding on the Company, the Company may purchase its own shares, including redeemable shares."

ORDINARY RESOLUTION

"THAT:

A) subject to sub-paragraph (B) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for the purposes of Section 49BA of the Companies Ordinance by notice published in the Gazette ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

B) the shares in the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (A) of this resolution shall not exceed ten per cent of the shares of HK$0.40 each in issue as at the date of this resolution and the said approval shall be limited accordingly.

C) for the purposes of this resolution:
"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

a) the date of the next annual general meeting of the Company; and

b) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

ORDINARY RESOLUTION

"THAT conditional upon resolution no. 7 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution."

(SD.) Kuok Khoon Chen

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC Pacific Limited
中信泰富有限公司

Passed on the 19th day of March, 1992

At the Extraordinary General Meeting of shareholders of CITIC Pacific Limited held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Thursday, 19th March, 1992 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:

FIRST ORDINARY RESOLUTION

"THAT conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the new shares of HK$0.40 each in CITIC Pacific Limited (the "Company") to be issued under the Share Agreement (as defined in the circular (the "Circular") dated 2nd March, 1992 despatched to the shareholders of the Company, a copy of which has been initialled by the Chairman of this

meeting for the purpose of identification) on or before 30th April, 1992 and in the shares of HK$0.40 each in the Company arising from the consolidation of the issued shares of HK$0.10 each in the capital of the Company as described in sub-paragraph (E) below:

(A) the authorised share capital of the Company be increased from HK$500,000,000 to HK$650,000,000 by the creation of an additional 375,000,000 shares of HK$0.40 each in the Company;

(B) the Hang Chong Agreement (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Hang Chong Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(C) the Koston Agreement (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Koston Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(D) the Share Agreement (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue the new shares of HK$0.40 each to be issued under the Share Agreement and to do whatever they may consider necessary desirable or expedient to carry the Share Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(E)(i) the directors be authorised to allot and issue such minimum number of new shares of HK$0.10 each in the capital of the Company on such terms as they think fit so that on the commencement of business on the first business day following the completion of the Hang Chong Agreement, the Koston Agreement and the Share Agreement, the number of issued and unissued shares of HK$0.10 each in the capital of the Company is divisible by four;

(ii) with effect from the commencement of business on the first business day following the completion of the Hang Chong Agreement, the Koston Agreement and the Share Agreement, the Company's issued and unissued 5,000,000,000 shares of HK$0.10 each (the "CITIC Pacific Shares") be consolidated on the basis of every four issued CITIC Pacific Shares being consolidated into one share of HK$0.40 each ("Consolidated CITIC Pacific Share") and every four unissued CITIC Pacific Shares being consolidated into one Consolidated CITIC Pacific Share;

(iii) all of the Consolidated CITIC Pacific Shares resulting from such consolidation shall rank pari passu in all respects and have the rights and privileges and be subject to the restrictions contained in the Company's new Articles of Association; and

(iv) any fractional entitlements to issued Consolidated CITIC Pacific Shares shall be aggregated and sold for the benefit of the Company by an agent appointed by the Company's board of directors for that purpose in accordance with the terms and conditions set out in the Circular; and

(F) the directors of the Company be and they are hereby authorised generally to do all things appropriate to effect and implement any of the foregoing."

SECOND ORDINARY RESOLUTION

"THAT conditional upon the first ordinary resolution set out in the notice of Extraordinary General Meeting being duly passed and becoming unconditional:

(A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) the approval in sub-paragraph (A) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), or pursuant to any existing specific

authority shall not exceed 20 per cent of the aggregate nominal amount of the enlarged share capital of the Company in issue immediately following completion of the Share Agreement (as defined in the first ordinary resolution set out in the notice of Extraordinary General Meeting) and the said approval shall be limited accordingly; and

(D) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(SD.) WILLIE CHANG

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

CITIC Pacific Limited
中信泰富有限公司

Passed on the 10th day of October, 1991

At the Extraordinary General Meeting of shareholders of the Company held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Thursday, 10th October, 1991 at 9:30 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company : –

FIRST ORDINARY RESOLUTION

"THAT conditional upon the fulfilment of the following conditions (i) and (ii) by not later than 31st December, 1991:

(i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the new shares of HK$0.10 each in the Company to be issued pursuant to the Share Agreement (as defined in the circular ("Circular") dated 24th September, 1991 despatched to the shareholders of the Company, a copy of which has been signed by the Chairman of the meeting for the purpose of identification) and on no objection

to such listing being made by the Securities and Futures Commission pursuant to Rule 4 of the Securities (Stock Exchange Listing) Rules 1989 or, if such an objection is made, on listing being allowed by the Securities and Futures Commission pursuant to Rule 10(3)(a) of those Rules; and

(ii) the Offer (as defined in the Circular) becoming unconditional:

(A) the authorised share capital of the Company be increased from HK$400,000,000 to HK$500,000,000 by the creation of an additional 1,000,000,000 shares of HK$0.10 each; and

(B) the allotment and issue of new shares of HK$0.10 each of the Company pursuant to the Share Agreement (as defined in the Circular) be and is hereby approved and confirmed and that the Directors be and they are hereby authorised to allot and issue the new shares of HK$0.10 each to be issued pursuant to the Share Agreement and to do whatever they may consider necessary desirable or expedient to carry the issue of new shares of HK$0.10 each of the Company pursuant to the Share Agreement into effect with such changes as the directors of the Company consider necessary, desirable or expedient."

SECOND ORDINARY RESOLUTION

"THAT conditional upon the first ordinary resolution set out in this notice of meeting being passed:

(A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) the approval in sub-paragraph (A) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), shall not exceed 20% of the share capital of the Company as at the date of this resolution to be enlarged by the Subscription Issue and the Placing (as defined in the circular dated 24th September, 1991 despatched to shareholders of the Company, a copy of which has been signed by the Chairman of the meeting for the purpose of identification) and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having

regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(SD.) WILLIE CHANG

Chairman

No. 145656
編號

(COPY)

CERTIFICATE OF INCORPORATION
公司更改名稱
ON CHANGE OF NAME
註册證書

I hereby certify that
本 人 茲 證 明

TYLFULL COMPANY LIMITED
泰富發展(集團)有限公司

having by special resolution changed its name, is now
經通過特別決議案，已將其名稱更改，該公司現在之註册名稱爲
incorporated under the name of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Given under my hand this Twenty-second day of August
簽 署 於 一 九 九、一 年 八 月二十二日 。
One Thousand Nine Hundred and Ninety-one.

(Sd.) Mrs. R. CHUN
....
P. *Registrar General*
(Registrar of Companies)
Hong Kong
香港註册總署署長暨公司註册官
(註册主任 秦梁素芳 代行)

Registration No. 145656

The Companies Ordinance (Chapter 32)

Special Resolution

of

Tylfull Company Limited
泰富發展(集團)有限公司

Passed on the 7th day of August, 1991

At the Extraordinary General Meeting of shareholders of the Company held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Wednesday, 7th August, 1991 at 10:00 a.m., the following resolution was duly passed as a Special Resolution of the Company:–

"THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to CITIC PACIFIC LIMITED (中信泰富有限公司)."

(SD.) LARRY YUNG CHI KIN

Chairman

Registration No. 145656

The Companies Ordinance (Chapter 32)

Ordinary Resolutions

of

Tylfull Company Limited
泰富發展(集團)有限公司

Passed on the 29th July, 1991

At the Extraordinary General Meeting of shareholders of the Company held at Island Ballroom, Level 5, Island Shangri-La Hotel, Supreme Court Road, Two Pacific Place, Hong Kong on Monday, 29th July, 1991 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:–

FIRST ORDINARY RESOLUTION

"THAT conditional upon the fulfilment of the following conditions (1) to (4) on or before 30th September, 1991:–

(1) the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares of HK$0.10 each in the Company to be issued pursuant to the New Issues (as defined in the document (the "Circular") dated 13th July, 1991 despatched to the shareholders of the Company, a copy of which has been signed by the Chairman of this meeting for the purpose of identification) and on no

objection to such listing being made by The Securities and Futures Commission (the "SFC") pursuant to Rule 4 of the Securities (Stock Exchange Listing) Rules 1989 (the "Securities Rules") or, if such objection is made, on listing being allowed by the SFC pursuant to Rule 10(3)(a) of the Securities Rules;

(2) the Stock Exchange approving or agreeing to approve the issue of a total of HK$500,000,000 unsecured convertible bonds by the Company at 100% of their face value of HK$1,000,000 per bond, convertible into shares of HK$0.10 each of the Company at HK$1.55 per share, subject to adjustments ("the Bonds");

(3) the Listing Committee of the Stock Exchange granting or agreeing to grant permission to deal in the shares of the Company to be issued upon conversion of the Bonds and on no objection to such listing being made by the SFC pursurant to Rule 4 of the Securities Rules or, if such objection is made, on listing being allowed by the SFC pursuant to Rule 10(3)(a) of the Securities Rules; and

(4) the receipt of all necessary approvals, consents and exemptions from all relevant supervisory authorities and other parties under any applicable laws or regulations, agreement, arrangement or otherwise required in connection with the implementation of the Acquisitions (as defined in the Circular) and in connection with the maintenance of all relevant concessions, licences and consents as a result of change of control or shareholdings in companies pursuant to the Acquisition Agreement (as defined in the Circular):

(A) the authorised share capital of the Company be increased from HK$108,000,000 to HK$400,000,000 by the creation of an additional 2,920,000,000 shares of HK$0.10 each;

(B) the Acquisitions be and are hereby approved and confirmed and

that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Acquisitions into effect with such changes as the directors of the Company may consider necessary desirable or expedient;

(C) the Subscription Issue (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue the new shares of HK$0.10 each to be issued under the Subscription Issue and to do whatever they may consider necessary desirable or expedient to carry the Subscription Issue into effect with such changes as the directors of the Company may consider necessary desirable or expedient;

(D) the Placing Issue (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue the new shares of HK$0.10 each to be issued under the Placing Issue and to do whatever they may consider necessary desirable or expedient to carry the Placing Issue into effect with such changes as the directors of the Company may consider necssary desirable or expedient;

(E) the issue of the Bonds upon the terms and conditions set out in the Bond Agreement (as defined in the Circular) be and is hereby approved and the directors of the Company be and are hereby authorised to issue the Bonds and to allot and issue the shares of the Company to be issued upon the exercise of the conversion rights attaching to the Bonds and to do whatever they may consider necessary desirable or expedient to carry the Bond Issue (as defined in the Circular) into effect with such changes as the directors of the Company may consider necessary desirable or expedient; and

(F) the directors of the Company be and they are hereby authorised generally to do all things appropriate to effect and implement any of the foregoing."

SECOND ORDINARY RESOLUTION

"THAT conditionally upon First Ordinary Resolution above being passed:–

(A) Subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) the approval in sub-paragraph (A) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (A) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), shall not exceed 20% of the aggregate nominal amount of the enlarged share capital of the Company in issue or to be issued pursuant to the New Issues and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(SD.) RONALD CHAO KEE YOUNG

Chairman

Registration No. 145656

THE COMPANIES ORDINANCE(CHAPTER 32)

ORDINARY AND SPECIAL RESOLUTIONS

OF

TYLFULL COMPANY LIMITED
泰富發展(集團)有限公司

Passed on the 1st day of June 1990

At the Annual General Meeting of shareholders of the Company held at the Victoriana Room, 4th Floor, Hotel Furama Kempinski Hong Kong, 1 Connaught Road Central, Hong Kong on Friday, 1st June 1990 at 3:00 p.m., the following resolutions were duly passed as Ordinary and Special Resolutions of the Company:–

ORDINARY RESOLUTION

1. "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares not exceeding 10 per cent of the issued share capital of the Company."

SPECIAL RESOLUTION

2. "THAT the regulation contained in the document submitted to this meeting and for the purpose of identification signed by the Chairman of this meeting be and are hereby adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles of Association of the Company."

(SD.) LARRY YUNG CHI KIN

Chairman

Registration No. 145656

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

TYLFULL COMPANY LIMITED
泰富發展(集團)有限公司

Passed on the 24th day of February, 1990

At an Extraordinary General Meeting of the Company duly convened and held at Shek-O Room, Lower Level 1, Shangri-la Hotel, 64 Mody Road, Kowloon, Hong Kong on Saturday, the 24th day February, 1990 at 11:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:-

ORDINARY RESOLUTION NO.1

"THAT, conditionally upon the fulfilment of the conditions set out in paragraphs (b) and (c) of section 3 of the letter from Peregrine Brokerage Limited contained in the document (the "Circular") dated 8th February, 1990 despatched to the shareholders of the Company, (a copy of which has been signed by the chairman of this meeting for the purpose of identification) on or before 30th April, 1990 (or such later date as may be agreed between the Company, China International Trust & Investment Corporation Hong Kong (Holdings) Limited and Mr. Ronald Chao Kee-Young):-

(a) the authorised share capital of the Company be increased from HK$70,000,000 to HK$108,000,000 by the creation of an additional 380,000,000 shares of HK$0.10 each;

(b) the Dragonair Acquisition (as defined in the Circular),

including but not limited to the issue of 311,612,350 shares of HK$0.10 each in the capital of the Company to Affluence Limited or its nominees in connection therewith, be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Dragonair Acquisition into effect with such changes as the directors of the Company may consider necessary desirable or expedient;

(c) the Property Interests Acquisition (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Property Interests Acquisition into effect with such changes as the directors of the Company may consider necessary desirable or expedient; and

(d) the Novel Share Disposal (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary desirable or expedient to carry the Novel Share Disposal into effect with such changes as the directors of the Company may consider necessary desirable or expedient."

ORDINARY RESOLUTION NO.2

"THAT, conditionally upon Ordinary Resolution No.1 above being passed:-

(a) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require

the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined), shall not exceed 10 per cent of the aggregate nominal amount of the enlarged share capital of the Company in issue or to be issued under the Dragonair Acquisition referred to in Ordinary Resolution No.1(b) contained in this Notice, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem

necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(Sd.) Christopher Ting King Shung

Christopher Ting King Shung
Chairman

(COPY)

No. 145656
編號

CERTIFICATE OF INCORPORATION
公司更改名稱
ON CHANGE OF NAME
註冊證書

Whereas TYLFULL COMPANY LIMITED was incorporated in
查 已在香港依據
Hong Kong as a limited company under the Companies Ordinance on the
公司條例註冊成爲有限公司。其註冊日期爲
Eighth day of January, 1985.
一九八五年一月八日。
And whereas by special resolution of the Company and with the approval
又該公司經通過特別決議案及獲公司註冊官批
of the Registrar of Companies, it has changed its name;
准後，已將其名稱更改；

Now therefore I hereby certify that the Company is a limited company
本人茲證明該公司現爲一有限公司，其註冊
incorporated under the name of TYLFULL COMPANY LIMITED
名稱爲
泰富發展(集團)有限公司。

Given under my hand this Sixth day of February One Thousand Nine
簽署於一九八六年二月六日。
Hundred and Eighty-six.

(Sd.) J. Almeida
J. Almeida
P. *Registrar General*
(Registrar of Companies)
Hong Kong
香港註冊總署署長暨公司註冊官
(註冊主任歐美達代行)

Registration No. 145656

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

TYLFULL COMPANY LIMITED

Passed on the 29th day of January, 1986.

Pursuant to Sections 116 & 116B of the Companies Ordinance (Chapter 32), all the members of the above Company for the time being entitled to receive notice of and to attend and vote at general meetings of the Company resolved that the following resolution be passed as a Special Resolution of the Company:–

SPECIAL RESOLUTION

"THAT subject to and conditional upon the Scheme of Arrangement under Section 166 of the Companies Ordinance (Chapter 32) between Sun King Fung Development Limited and the holders of its shares of HK$0.10 each and the Company becoming effective, the amount credited to Share Premium Account in the books of the Company on the issue of its shares pursuant to Clause 2 of the said Scheme of Arrangement be cancelled."

SIGNED by or on behalf of the members:–

NAME OF MEMBER	**SIGNATURE**	**DATE**
Chao Kuang–Piu	(Sd.Chao Kuang–Piu)	January 29, 1986.
Hongkong Macau International Investment Company Limited	(Sd.Chao Kuang–Piu) by Chao Kuang–Piu, Director	January 29, 1986.

TYLFULL COMPANY LIMITED

Resolution in Writing

Pursuant to Sections 116 and 116B
of the Companies Ordinance (Cap.32)

We, being all of the members of the above-named Tylfull Company Limited (hereinafter called "the Company") for the time being entitled to receive notice of and to attend and vote at general meetings of the Company, hereby resolve that the following Resolution be passed as a SPECIAL RESOLUTION:-

SPECIAL RESOLUTION

1. "That the name of the Company be changed to:-
   TYLFULL COMPANY LIMITED
   泰富發展(集團)有限公司 ".

SIGNED by or on behalf of the members:-

NAME OF MEMBER	**SIGNATURE**	**DATE**
Chao Kuang-Piu	(Sd.Chao Kuang-Piu)	January 29, 1986.
Hongkong Macau International Investment Company Limited	(Sd.Chao Kuang-Piu) by Chao Kuang-Piu, Director	January 29, 1986.

THE COMPANIES ORDINANCE(CHAPTER 32)

ORDINARY AND SPECIAL RESOLUTIONS

OF

TYLFULL COMPANY LIMITED

Passed on the 12th day of December, 1985.

Pursuant to Sections 116 and 116B of the Companies Ordinance (Chapter 32), all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company resolved that the following resolutions be passed as Ordinary and Special Resolutions of the Company:–

ORDINARY RESOLUTION

1. "THAT each of the existing issued and unissued shares of HK$1.00 each in the capital of the Company be subdivided into 10 shares of HK$0.10 each."

ORDINARY RESOLUTION

2. "THAT the capital of the Company be reduced from HK$10,000.00 divided into 100,000 shares of HK$0.10 each to HK$2.00 divided into 20 shares of HK$0.10 each by cancelling 99,980 shares of HK$0.10 each which have not been taken or agreed to be taken by any person."

SPECIAL RESOLUTION

3. "THAT the Memorandum of Association of the Company be altered with regard to its objects by the adoption of the objects contained in the printed document marked "A" and for the purpose of identification signed by and on behalf of all the shareholders of the Company as objects of the Company in substitution for and to the exclusion of all the existing objects of the Company."

SPECIAL RESOLUTION

4. "THAT the Company be and is hereby converted into a public company and the regulations contained in the printed document marked "B" and for the purpose of identification signed by and on behalf of all the shareholders of the Company be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles of Association and the directors be and they are hereby authorised and directed to take all such steps as may be necessary or proper for implementing such conversion."

ORDINARY RESOLUTION

5. "THAT conditionally upon

   (i) the Scheme of Arrangement proposed to be made between Sun King Fung Development Limited ("SKF"), the holders of its shares of HK$0.10 each and the Company which will be set out in a circular proposed to be sent to shareholders of SKF, a draft of which circular, marked "C", has been signed for the purposes of identification by and on behalf of all the shareholders of the Company, with any modification thereof or addition thereto or condition approved or imposed by the Court ("the Scheme") becoming effective, and

(ii) the Committees of any two of Hong Kong Stock Exchange Limited, Far East Exchange Limited and Kam Ngan Stock Exchange Limited, or the Committee of The Stock Exchange of Hong Kong Limited (if the same shall then be in operation) granting on or before 30th April, 1986 quotation for and permission to deal in the 152,343,165 shares of HK$0.10 each of the Company to be issued pursuant to the Scheme and the 279,720,280 shares of HK$0.10 each of the Company to be issued to Hongkong Macau International Investment Company Limited or its nominees upon the terms and conditions contained in a Subscription Agreement dated 1st November, 1985 to which the Company is a party:–

(a) the authorised share capital of the Company be increased from HK$2.00 to HK$45,000,000 by the creation of an additional 449,999,980 shares of HK$0.10 each;

(b) the Directors be and they are hereby authorised to allot and issue 152,343,165 shares of HK$0.10 each of the Company in accordance with the terms of the Scheme and take all necessary steps to implement the same; and

(c) the directors of the Company be and they are hereby authorised to allot and issue 279,720,280 shares of HK$0.10 each of the Company at the price of HK$0.715 per share in accordance with the terms and conditions of the said Subscription Agreement and take all necessary steps to implement the same."

ORDINARY RESOLUTION

6. "THAT conditionally upon

(i) completion of the HKMI Subscription as defined in a circular proposed to be sent to shareholders of Sun King

Fung Development Limited ("SKF") a draft of which circular marked "C" has already been signed for the purposes of identification by and on behalf of all the shareholders of the Company; and

(ii) the Committees of any two of Hong Kong Stock Exchange Limited, Far East Exchange Limited and Kam Ngan Stock Exchange Limited, or the Committee of The Stock Exchange of Hong Kong Limited (if the same shall then be in operation) granting on or before 30th April, 1986 quotation for and permission to deal in the 117,364,598 shares of HK$0.10 each of the Company to be issued in accordance with the Rights Issue (as defined in the said circular) and the passing of resolution no.2 set out in the notice of the Extraordinary General Meeting of SKF contained in the said circular:–

(a) the authorised share capital of the Company be increased from HK$45,000,000 to HK$70,000,000 by the creation of an additional 250,000,000 shares of HK$0.10 each; and

(b) the Directors be and they are hereby authorised to allot and issue 117,364,598 shares of HK$0.10 each at the price of HK$0.715 per share in accordance with the terms of the Rights Issue and take all necessary steps to implement the same."

ORDINARY RESOLUTION

7. "THAT the Directors of the Company be and they are hereby generally and unconditionally authorised to allot, issue and dispose of and to make or grant offers, agreements or options which might require the allotment, issue or disposal of shares in the Company not exceeding in aggregate:–

(i) 10 per cent of the enlarged share capital of the Company in issue after

(a) implementation of the Scheme of Arrangement between Sun King Fung Development Limited ("SKF"), the holders of its shares of HK$0.10 each and the Company set out in a circular proposed to be sent to shareholders of SKF a draft of which circular marked "C" has already been signed for the purposes of identification by all the shareholders of the Company with any modification thereof or addition thereto or condition approved or imposed by the Court, and

(b) the issue of 279,720,280 shares of HK$0.10 each of the Company to Hongkong Macau International Investment Company Limited or its nominees upon the terms and conditions contained in a Subscription Agreement dated 1st November, 1985 to which the Company is a party; and

(ii) 10 per cent of the enlarged share capital of the Company in issue after completion of the Rights Issue (as defined in the said circular)

until the latest date permitted by Section 57B(3) of the Companies Ordinance."

Dated the 12th day of December, 1985.

For and on behalf of
Hongkong Macau International
Investment Company Limited

(Sd.)Chao Kuang-piu

Director

(Sd.)Chao Kuang-piu

Chao Kuang-piu

No.145656
編號

(COPY)

CERTIFICATE OF INCORPORATION
公 司 註 冊 證 書

I hereby certify that
本 人 茲 證 明

TYLFULL COMPANY LIMITED

is this day incorporated in Hong Kong under the Companies Ordinance,
於本日在香港依據公司條例註冊
and that this company is limited.
成爲有限公司。

GIVEN under my hand this Eighth day of January, One Thousand Nine
簽署於一九八五年一月八日。
Hundred and Eighty-five.

(Sd.) J. Almeida
J. Almeida
For Registrar of Companies,
Hong Kong.
香港公司註冊官
（註冊主任歐美達代行）

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

CITIC PACIFIC LIMITED
中信泰富有限公司

(Name changed on 22nd August, 1991)

*First:– The name of the Company is "CITIC PACIFIC LIMITED 中信泰富有限公司".

Second:– The Registered Office of the Company will be situate in Hong Kong.

Third:– The objects for which the Company is established are:–

(1) To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company.

(2) To carry on the business of an investment company and for that purpose either in the name of the Company or in that of any nominee to acquire, take, hold, sell, issue on commission or otherwise, exchange, assign, transfer, mortgage, pledge, hypothecate, underwrite, guarantee, convert, deal in and otherwise effect transactions of any kind or description whatsoever in shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business or by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

** The name of the Company was changed to its present name on 22nd August, 1991.*

(3) To acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for or otherwise acquire the same subject to such terms and conditions (if any) as may be thought fit.

(4) To exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stock, debentures, debenture stock, bonds, notes, obligations or securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, and to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(5) To promote, co–operate in promoting, form, organise, finance and assist any company, syndicate or partnership of any kind for the purpose of acquiring all or any of the property or liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company.

(6) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaries, brokers, and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations and in particular (without prejudice to the generality of the foregoing) to carry on all or any of the businesses of discounting, buying, selling and dealing in foreign exchange, bills of exchange, promissory notes, drafts, warrants, coupons and other negotiable or transferable securities or documents, granting and issuing letters of credit and circular notes, and buying, selling and dealing in precious metals and specie.

(7) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to sell, lease, exchange and otherwise deal with the same.

(8) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

(9) To purchase, take on lease, take in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in Hong Kong and land (with or without buildings thereon) of any tenure outside Hong Kong and any estate or interest in, and any rights connected with, any such lands.

(10) To develop and turn to account any land acquired by the Company or in which it is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

(11) To construct, maintain, improve, develop, operate, own, control, and manage any offices, houses, flats, blocks of flats or offices, hotels, clubs, restaurants, factories, works godowns, places of amusement, stores, shops, dairies, roads and other works and conveniences which the Company may think directly or indirectly conducive to these objects, and to contribute or otherwise assist or take part in the construction, maintenance, development, working, control and management thereof.

(12) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the Company shall think fit; to collect the rent and income and to supply to tenants and occupiers and others light, heat, air-conditioning refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management letting and advantages as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(13) To apply to any Tribunal in Hong Kong for any purpose and in particular for an order excluding any premises of the Company or premises which the Company is interested in from the further application of Part 1 of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub-tenants or occupiers of such premises and to demolish and rebuild the same.

(14) To carry on all or any of the businesses of general contractors and engineering contractors (whether civil, mechanical, electrical, structural, chemical, aeronautical, marine or otherwise).

(15) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers and ship-owners, refrigerators, charterers, forwarding agents, sales agents and sub-agents for manufacturers, agents and sub-agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, *del credere* agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building,

engineering and general contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(16) To import, export, buy, prepare, treat, manufacture, render marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(17) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with or enter into partnership or into any arrangement for sharing profits or for co-operation or for limiting competition or for mutual assistance with any such person, firm or company, and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold, retain, sell, mortgage or otherwise deal with any shares, debentures, debenture stock or securities so received.

(18) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging-houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house and lodging-house keepers, licensed victuallers, wine, beer and spirit merchants, brewers, malsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and

contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(19) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreations, competitions, and amusements whether indoor or outdoor and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(20) To carry on the business of manufacturers, producers, refiners, developers, and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural, or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives, and by-products thereof, whether for wearing, attire, or personal or household use or ornament.

(21) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters and cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(22) To carry on business as drapers and hosiers, fashion artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters,

pleaters, knitters, lacemakers, costumiers furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, iron-mongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, up-holsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(23) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin), toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(24) To establish, maintain, and operate sea, air and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, operate, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings and stores or any shares or interests in ships, vessels, aircraft, flying machines, motor and other vehicles, cycles, carriages, coaches or wagons, including shares, stocks, or securities of companies

possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle, carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(25) To finance or assist in financing the sale of goods articles or commodities of every kind and description by way of hire purchase or deferred payment or similar transactions, and to institute, enter into, carry on, subsidise, finance or assist in subsidising or financing the sale and maintenance of any goods, articles or commodities of every kind and description upon any terms whatsoever, and to acquire and discount hire purchase or other agreements or any rights thereunder (whether proprietary or contractual).

(26) To enter into arrangements with companies, firms and persons for promoting and increasing the manufacture, sale and purchase and maintenance of goods, articles or commodities of every kind and description, either by buying, selling, letting on hire, hire purchase or easy payment systems, or by financing or assisting such other companies, firms or persons to do all or any of such last mentioned acts, transactions and things, and in such manner as may be necessary or expedient, and in connection with or for any of these purposes, to purchase agreements, lend money, give guarantees or security or otherwise finance or assist all or any of such purposes on such terms and in such manner as may be desirable or expedient.

(27) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books, periodicals, tickets, programmes, brochures, promotional literature and

other publications whatsoever of all descriptions, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors, designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds, film makers, producers and distributors, publicity agents, display specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(28) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(29) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(30) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters, millwrights, carpenters, joiners, boiler makers, plumbers, brass founders, building

material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches, and to purchase, take on lease, or otherwise acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conductive to the Company's objects.

(31) To carry on the business of producers, pumpers, refiners, storers, suppliers, transporters, distributors and retailers of, and dealers in, petroleum, petroleum products and by–products, other mineral oils and by–products and liquid and gaseous hydro–carbons and by–products, and to search for, inspect, examine, prospect and explore, work, take on lease, purchase, or otherwise acquire, or obtain rights or interests in lands, sea–beds and other places in any part of the world which may seem to the Company capable or possibly capable of affording a supply of mineral oil or gas, and to establish, utilise and turn to account wells, pumping stations, pipe–lines and all such other works and conveniences as are deemed desirable.

(32) To apply for, register, purchase or by other means acquire and protect, prolong, and renew, in any part of the world, any patents, patent rights, ***brevets d'invention***, licences, formulas, trade marks, designs, copyrights, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and turn to account and to manufacture, undertake or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(33) To provide or procure the provision by others of every and any service, need, want or requirement of any business nature required by any person, firm or company in or in connection with any business carried on by them.

(34) To act as business and tax consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(35)(a) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, marine and other engineering, building and other constructional work, heating and ventilation, electronics, computer science and technology, chemistry, mining, metallurgy, geology, commerce, hotel and restaurant management and services, spinning, weaving, sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions, classes and meetings for the promotion or advancement of education.

(b) To provide a school or schools, lecture, class or examination room or rooms, office or offices, board, lodging and attendance and all other necessities and conveniences for or to students and for or to teachers, lecturers, clerks, employees and officers employed temporarily or otherwise by the Company, and to afford them facilities for study, research, culture, teaching, and performance of the tasks and duties allotted to them respectively.

(36) To acquire by purchase or otherwise, and to hold for the purposes of investment of resale or other disposal, paintings, old masters, miniatures, drawings, sketches, engravings, etchings, sculptures, bronzes, enamels, jewelry, gems, coins, medals, gold and silver plate and cutlery, antique silver, fine and antiquarian books, first and other editions of rare books and other publications, old maps, antique furniture, clocks, watches, tapestries and furnishings, antique china, procelain and pottery, old postage stamps, and generally any other valuable things of whatsoever nature which are by virtue of their antiquity, rarity, fine workmanship, historical or literary associations or intrinsic worth or otherwise sought after by collectors, to exhibit or lend the same for exhibition, and to sell, exchange, pledge, or otherwise deal in or dispose of the same.

(37) To amalgamate, enter into partnership or into any arrangement for sharing profits, union of interests, co–operation, joint venture or reciprocal concession, or for limiting competition, with any person, firm or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in, or which can be carried on in conjunction therewith or which is capable of being conducted so as directly or indirectly to benefit the Company, and to lend money to, guarantee the contracts of, or otherwise assist, any such person, firm or company.

(38) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(39) To vest any real or personal property, right or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(40) To borrow or raise or secure the payment of money in such manner as the Company may think fit without limit as to amount and in particular but without limiting the foregoing by the issue or deposit of notes, bonds, debentures or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company both present and future including its uncalled capital and also by similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person, firm or company of any obligation undertaken by the Company or any other person firm or company as the case may be.

(41) To give guarantees or indemnities (except fire and marine insurance indemnities) or provide security for any purpose whatsoever, with or without the Company's receiving any consideration or advantage, direct or indirect therefor, and whether alone or jointly or jointly and severally with any other person, firm or company, and in particular (without prejudice to the generality of the foregoing) to guarantee, give indemnities for, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled

capital of the Company or by both such methods or in any other manner, the performance of any contract, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(42) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient.

(43) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(44) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(45) To adopt such means of making known and advertising the business and products of the Company as may seem expedient.

(46) To undertake and execute any trusts the undertaking whereof may seem desirable and also to undertake the office of executor, administrator, treasurer or registrar and to keep for any company, government, authority or body any register relating to any stocks, funds, shares or securities or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(47) To receive and hold for its own use, benefit or behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, invest, reinvest, manage, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(48)(a) To act as accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not.)

(b) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(c) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(49) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(50) To obtain any order, enactment, ordinance, licence for other authority for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(51) To pay all expenses incidental to the promotion or formation of the Company or any other company promoted wholly or in part by the Company, and to remunerate (in cash or by the issue of fully or partly paid shares or debentures of the Company or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors, officers or agents of the Company or not, or any company, for services rendered in underwriting, procuring the underwriting, placing or assisting to underwrite or place, or guaranteeing the subscription or placing of any of the shares in or debentures or other securities of the Company or any other company promoted or formed by the Company or in which the Company may be interested, or in or about the promotion or formation of the Company or any other company as aforesaid.

(52) To enter into any arrangements for profitsharing with any of the directors or employees of the Company or of any company in which the Company may for the time being whether directly or indirectly hold a share or shares (subject to the consent and approval of such company).

(53) To establish and maintain or procure the establishment and maintenance of any contributory or non–contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs

or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.

(54) To enter into any arrangements with any governments or authorities (supra-national, national, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges, licences, permits and /or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(55) To sell or dispose of the property, assets or undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares or debentures, debenture stock, or other securities of any other company.

(56) To remunerate (in cash or by the issue of fully or partly paid shares or debentures of this or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors, officers or agents of the Company or not, or any company, for services rendered in the conduct of the business of the Company or of any other company formed or promoted by the Company or in which the Company may be interested.

(57) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the above businesses or objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights for the time being.

(58) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(59) To do all or any of the above things in any part of the world and as principals, agents, contractors, or otherwise, and by or through subsidiary, allied or associated companies, agents, or otherwise, and either alone or in conjunction with others.

(60) To procure the Company to be registered or recognised in any foreign country or place.

(61) To distribute any of the property of the Company, whether upon a distribution of assets or a division of profits, among the members in specie or otherwise.

(62) To do all such things as are incidental or conducive to the above objects or any of them.

And it is hereby declared that the word "company" in this clause except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated and whether domiciled in Hong Kong or elsewhere, and further the intention is that the objects specified in each paragraph of this Clause shall, except where otherwise expressed in such paragraph, be independent main objects and not in any way be limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

Fourth:– The liability of the members of the Company is limited.

*Fifth:– The share capital of the Company is HK$1,200,000,000.00 Hong Kong Currency divided into 3,000,000,000 shares of HK$0.40 each.

Sixth:– The shares in the original or any increased capital of the Company may be divided into different classes of shares and/or issued with such preferred, deferred or other special rights or privileges or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time determine. Subject to the provisions of the Companies Ordinance (Chapter 32), the rights and privileges attached to any of the shares or classes of shares of the Company may be modified, varied, abrogated or dealt with in accordance with the provisions for the time being of the Company's Articles of Association.

* Notes:–

1. By the ordinary resolution No.1 passed on 12th December, 1985, each of the existing issued and unissued shares of HK$1.00 each were subdivided into 10 shares of HK$0.10 each.

2. By the ordinary resolution No.2 passed on 12th December, 1985, the capital of the Company be reduced from HK$10,000.00 divided into 100,000 shares of HK$0.10 each to HK$2.00 divided into 20 shares of HK$0.10 each by cancelling 99,980 shares of HK$0.10 each which have not been taken or agreed to be taken by any person.

3. By the ordinary resolution No.5 passed on 12th December, 1985, the authorised share capital of the Company was conditionally increased from HK$2.00 to HK$45,000,000.00 by the creation of an additional 449,999,980 shares of HK$0.10 each.

4. By the ordinary resolution No.6 passed on 12th December, 1985, the authorised share capital of the Company was conditionally increased from HK$45,000,000.00 to HK$70,000,000.00 by the creation of an additional 250,000,000 shares of HK$0.10 each.

5. By the ordinary resolution No.1 passed on 24th February, 1990, the authorised share capital of the Company was conditionally increased from HK$70,000,000.00 to HK$108,000,000.00 by the creation of an additional 380,000,000 shares of HK$0.10 each.

6. By the ordinary resolution No. 1 passed on 29th July, 1991, the authorised share capital of the Company was conditionally increased from HK$108,000,000.00 to HK$400,000,000.00 by the creation of an additional 2,920,000,000 shares of HK$0.10 each.

7. By the ordinary resolution No. 1 passed on 10th October, 1991, the authorised share capital of the Company was conditionally increased from HK$400,000,000.00 to HK$500,000,000.00 by the creation of an additional 1,000,000,000 shares of HK$0.10 each.

8. By the ordinary resolution No. 1 passed on 19th March, 1992, the authorised share capital of the Company was conditionally increased from HK$500,000,000.00 to HK$650,000,000.00 by the creation of an additional 375,000,000 shares of HK$0.40 each.

9. By the ordinary resolution No. 1 passed on 19th March, 1992, the Company's issued and unissued 5,000,000,000 shares of HK$0.10 each be consolidated on the basis of every four issued shares of HK$0.10 each being consolidated into one share of HK$0.40 each and every four unissued shares of HK$0.10 each being consolidated into one share of HK$0.40 each with effect from the commencement of business on 24th March, 1993.

10. By the ordinary resolution No. 1 passed on 12th February, 1993, the authorised share capital of the Company was conditionally increased from HK$650,000,000.00 to HK$920,000,000.00 by the creation of an additional 675,000,000 shares of HK$0.40 each.

11. By the ordinary resolution No. 7 passed on 23rd May, 1994, the authorised share capital of the Company was increased from HK$920,000,000.00 to HK$1,000,000,000.00 by the creation of an additional 200,000,000 shares of HK$0.40 each.

12. By the ordinary resolution No. 1 passed on 31st May, 2000, the authorised share capital of the Company was increased from HK$1,000,000,000.00 to HK$1,200,000,000.00 by the creation of an additional 500,000,000 shares of HK$0.40 each.

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:–

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
For and on behalf of FAIRWEATHER (NOMINEES) LIMITED (Sd.) Clement P.K. LAM . . . . Clement P.K. LAM (Director) 26th floor, Connaught Centre, Hong Kong, Limited Company	One
For and on behalf of FAIRWIND NOMINEES LIMITED (Sd.) Clement P.K. LAM . . . . Clement P.K. LAM (Director) 26th floor, Connaught Centre, Hong Kong, Limited Company	One
Total Number of Shares taken	Two

Dated the 4th day of January, 1985.

WITNESS to the above signatures:–

(Sd.) **Hester K. TAN**
Hester K. TAN
Solicitor
26th floor, Connaught Centre,
Hong Kong.

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

of

CITIC PACIFIC LIMITED
中信泰富有限公司

(Name changed on 22nd August, 1991)

Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company. Other regulations excluded.

Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:– Interpretation.

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force; these Articles. these presents.

associate. "associate", in relation to any Director, shall mean:–

(i) his spouse and any child or step-child under the age of 21 years of the Director or of his spouse ("family interests"); and

(ii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 35 per cent. (or such lower amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the Board of Directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

Auditors. "Auditors" shall mean the persons for the time being performing the duties of that office;

Board. "the Board" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors;

call. "call" shall include any instalment of a call;

capital. "capital" shall mean the share capital from time to time of the Company;

"the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board; Chairman.

"the Company" or "this Company" shall mean the abovenamed Company; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance; Companies Ordinance. the Ordinance.

"dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context; dividend.

"dollars" shall mean dollars in the lawful currency of Hong Kong; dollars.

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium; electronic communication.

"Hong Kong" shall mean Hong Kong and its dependencies; Hong Kong.

"legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time; legislation.

"Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange from time to time in force; Listing Rules.

month. "month" shall mean a calendar month;

newspaper. "newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary;

the register. "the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance;

seal. "seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance;

Secretary. "Secretary" shall mean the person or corporation for the time being performing the duties of that office;

share. "share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

shareholders. members. "shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company;

Stock Exchange "Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited;

writing. printing "writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a legible and non-transitory form;

words denoting the singular shall include the plural and words denoting the plural shall include the singular;. singular and plural.

words importing any gender shall include every gender; and gender.

words importing person shall include partnerships, firms, companies and corporations. persons. companies.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere. Words in Ordinance to bear same meaning in Articles.

References to any Article by number are to the particular Article of these Articles.

Share Capital and Modification of Rights

3. The Capital of the Company at the date of the adoption of these Articles is HK$108,000,000 divided into 1,080,000,000 shares of HK$0.10 each. Capital.

4. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, subject to Section 57B of the Companies Ordinance as the Board may determine) and any share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed. Issue of shares.

Warrants.

5. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

How rights of shares may be modified

6. (A) Without prejudice to any special rights conferred on the holders of any existing shares, the shares in the original or any increased capital of the Company may, subject to the provisions of the Companies Ordinance, be divided into different classes of shares as the Company may from time to time determine by a special resolution in general meeting.

(B) All or any of the special rights (unless otherwise provided for by the terms of issue) attached to the shares or any class of the shares (if the capital is divided into different classes of shares) may, subject to the provisions of Section 64 of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares or issued shares of that class (if the capital is divided into different classes of shares) or with the sanction of a special resolution passed at a general meeting of the holders of the shares or at a separate general meeting of the holders of the shares of that class (if the capital is divided into different classes of shares). To every such separate general meeting the provisions of these Articles relating to general meetings shall *mutatis mutandis* apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting one person holding shares of that class or his proxy, and that any holder of shares of the class present in person or by proxy may demand a poll.

(C) The provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

(D) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

Shares and Increase of Capital

7. Subject to the provisions of the Companies Ordinance and any regulations binding on the Company, the Company may purchase its own shares, including redeemable shares.

Company may purchase its own shares.

8. The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

Power to increase capital.

9. Without prejudice to any special rights previously conferred upon the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Ordinance and of these Articles, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special or without any right of voting.

On what conditions new shares may be issued.

When to be offered to existing members.

10. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of such shares, but in default of any such determination or so far as the same shall not extend, such shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

New shares to form part of original capital.

11. Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

Shares at the disposal of the Board.

12. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

Company may pay commission.

13. The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Companies Ordinance shall be observed

and complied with, and in each case the commission shall not exceed ten per cent. of the price at which the shares are issued.

14. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings or the provision of plant. Power to charge interest to capital.

15. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder. Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

16. (A) The Board shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance. Share register.

(B) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

17. Every person whose name is entered as a member in the register shall be entitled (except in relation Share certificates.

to replacement certificates) without payment to receive within ten business days (excluding Saturdays) after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of HK$2.50 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

Share Certificates to be sealed.

18. Every certificate for shares or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance.

Every certificate to specify number and class of shares.

19. Every share certificate hereafter issued shall specify the number and class of shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Board may from time to time prescribe. If at any time the share capital of the Company is divided into different classes of shares, every share certificate shall comply with Section 57A of the Ordinance. A share certificate shall relate to only one class of shares.

Joint holders.

20. (A) The Company shall not be bound to register more than four persons as joint holders of any share.

(B) If any share shall stand in the names of

two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

21. If a share certificate is defaced, lost or destroyed, it may be replaced on payment, in the case of share certificates representing securities with a market value of HK$20,000 or less (at the time the request for replacement is made), of HK$200; and in the case of share certificates representing securities with a market value of more than HK$20,000 (at the time the request for replacement is made) or for a person not named on the register (irrespective of the market value of the securities concerned), of HK$400 (or such higher amount or amounts as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) and on such terms and conditions, if any, as to the publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity. Replacement of share certificates.

Lien

22. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person Company's lien.

other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article.

Lien extends to dividends and bonuses.

Sale of shares subject to lien.

23. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person entitled by reason of such holder's death, bankruptcy or winding-up to the shares.

Application of proceeds of such sale.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Calls on Shares

25. The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of shares or by way of premiums) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. Calls. Instalments.

26. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid. Notice of call.

27. A copy of the notice referred to in Article 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided. Copy of notice to be sent to members.

28. In addition to the giving of notice in accordance with Article 27, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hongkong Government Gazette and once at least in an English language newspaper and in a Chinese language newspaper. Notice of call may be advertised.

29. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint. Every member liable to pay call at appointed time and place.

30. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed. When call deemed to have been made.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof. Liability of joint holders.

32. The Board may from time to time at its discretion extend the time fixed for any call, and may extend Board may extend time fixed for call.

such time as regards all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Interest on unpaid calls.

33. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part.

Suspension of privileges while call unpaid.

34. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally, or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all calls or instalments due from him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Evidence in action for call.

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Board who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Sums payable on allotment deemed a call.

36. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date,

whether on account of the nominal value of the share and/ or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified, and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment.

Payment of calls in advance.

37. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Transfer of Shares

Form of transfer.

38. All transfer of shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept and may be under hand only. The Board may resolve, either generally or in a particular case, upon request of the transferor or transferee, to accept a mechanically executed transfer. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint.

Execution of transfer.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the

register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

Board may refuse to register a transfer.

40. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully up share) on which the Company has a lien.

Requirements as to transfer.

41. The Board may also decline to recognise any instrument of transfer unless:-

(i) a fee of HK$2.50 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company; and

(v) the instrument of transfer is properly stamped.

No transfer to an infant etc.

42. No transfer of share (not being a fully paid up

share) shall be made to an infant or to a person of unsound mind or under other legal disability.

43. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal. Notice of refusal.

44. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by transferor a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the transfer. Certificate to be given up on transfer.

45. The registration of transfers may be suspended and the register closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year. When transfer books and register may be closed.

Transmission of Shares

46. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him. Death of registered holder or of joint holder of shares.

Registration of personal representatives and trustees in bankruptcy.

47. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

Notice of election to be registered.

Registration of nominee.

48. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such share to his nominee. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

49. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 82 being met, such a person may vote at meetings.

Forfeiture of Shares

If call or instalment not paid notice may be given.

50. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without

prejudice to the provisions of Article 34, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

51. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made, such place being either the registered office of the Company, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited. Form of notice.

52. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such cases reference in these Articles to forfeiture shall include surrender. If notice not complied with shares may be forfeited.

53. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition. The forfeiture may be cancelled on such terms as the Board thinks fit. Forfeited shares to become property of Company.

54. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by Arrears to be paid notwithstanding forfeiture.

him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Evidence of forfeiture and transfer of forfeited share.

55. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Notice after forfeiture.

56. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall

forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

57. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares, and upon such further terms (if any) as it thinks fit.

Power to redeem forfeited shares.

58. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

Forfeiture not to prejudice Company's right to call or instalment.

59. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

Stock

60. The Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

Power to convert into stock.

61. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from

Transfer of stock.

which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Rights of stockholders.

62. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in the dividends and profits and in the assets on winding up of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

Interpretation.

63. Such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Alteration of Capital

64. (A) The Company may from time to time by ordinary resolution:-

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into

each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Reduction of capital.

(B) The Company may by special resolution reduce its share capital, any capital redemption reserve fund

or any share premium account in any manner authorised and subject to any conditions prescribed by law.

General Meetings

When annual general meeting to be held.

65. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies appointed under Section 303 of the Companies Ordinance may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meeting.

66. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Convening of extraordinary general meeting.

67. The Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings.

68. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such

notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it so agreed:–

(i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

69. (A) The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting. Omission to give notice.

(B) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

70. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors in the place of those retiring, the fixing of the remuneration of the Auditors, and the Special business. Business of annual general meeting.

voting of remuneration or extra remuneration to the Directors.

Quorum.

71. For all purposes the quorum for a general meeting shall be two members present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

When if quorum not present meeting to be dissolved and when to be adjourned.

72. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members present in person shall be a quorum and may transact the business for which the meeting was called.

Chairman of general meeting.

73. The Chairman (if any) of the Board or, if he is absent or declines to take the chair at such meeting, the Deputy Chairman (if any) shall take the chair at every general meeting, or, if there be no such Chairman or Deputy Chairman, or if at any general meeting neither of such Chairman or Deputy Chairman is present within fifteen minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the members present shall choose another Director as Chairman, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.

Power to adjourn general meeting, business of adjourned meeting.

74. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall

determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

What is to be evidence of the passing of a resolution where poll not demanded.

75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:-

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a

declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Poll.

76. If a poll is demanded as aforesaid, it shall (subject as provided in Article 77) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

In what case poll taken without adjournment.

77. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

78. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Business may proceed notwithstanding demand for poll.

79. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Written resolution.

80. A resolution in writing signed by all the members for the time being entitled to receive notice of and

to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

Votes of Members

81. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Article as paid up on the share). Where a member or a warrantholder is a recognised clearing house within the meaning of the Securities (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders' and/or warrantholders' general meeting or any meeting of any class of members and/or of warrantholders provided that, if more than one person so authorised, the authorisation must specify the number and class of shares in respect of which such person so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual member and/or warrantholder of the Company. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes of members.

Votes in respect of deceased and bankrupt member.

82. Any person entitled under Article 47 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Joint holders.

83. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Votes of members of unsound mind.

84. A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to the registered office of the Company, or to such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the last time at which a valid instrument of proxy could be so delivered.

Qualification for voting.

85. (A) Save as expressly provided in these Articles, no person other than a member duly registered and

who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum, at any general meeting.

(B) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

Objections to votes.

86. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

Proxies.

87. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

Instrument appointing proxy to be in writing.

88. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from

Appointment of proxy must be deposited.

the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Form of proxy.

89. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve.

Authority under instrument appointing proxy.

90. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

When vote by proxy valid though authority revoked.

91. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such

other place as is referred to in Article 88, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

92. Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative.

Corporation acting by representative at meetings.

Registered Office

93. The registered office of the Company shall be at such place in Hong Kong as the Board shall from time to time appoint.

Registered Office.

Board of Directors

94. The number of Directors shall not be less than two. The Board shall cause to be kept a register of the Directors and Secretaries, and there shall be entered therein the particulars required by the Companies Ordinance.

Constitution of Board.

95. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Board may fill vacancies.

Alternate Directors.

96. (A) A Director may at any time, by notice in writing signed by him delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

(C) An alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply ***mutatis mutandis*** to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

(D) An alternate Director shall be entitled to

contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent ***mutatis mutandis*** as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

97. A Director shall not be required to hold any qualification shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company. No qualification shares for Directors.

98. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees. Directors' remuneration.

99. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors. Directors' expenses.

Special remuneration.

100. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Remuneration of Managing Directors, etc.

101. Notwithstanding Articles 98, 99 and 100 the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

When office of Director to be vacated.

102. (A) A Director shall vacate his office:–

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ii) if he becomes a lunatic or of unsound mind;

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(iv) if he becomes prohibited from being a Director

by reason of any order made under any provision of the Companies Ordinance;

(v) if by notice in writing delivered to the Company at its registered office he resigns his office;

(vi) if having been appointed to an office under Article 117 hereof, he is dismissed or removed therefrom by the Board under Article 118;

(vii) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors; or

(viii) if he shall be removed from office by a special resolution of the Company under Article 110.

(B) No person shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.

Directors may contract with Company.

103. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other Company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more.

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:-

(i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or;

(ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that

no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:-

(i) any contract or arrangement for the giving to such Director any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the Director has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof or to the public or any section thereof and does not provide in respect of any Director as such any privilege or advantage not accorded to any other members or debenture holders of the Company or any class thereof or to the public or any section thereof;

(iv) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company for

subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue of his interest in shares or debentures or other securities of the Company;

(vi) any contract or arrangement concerning any other company (not being a company in which the Director together with any of his associates own 5 per cent. or more of the issued share capital) in which he is interested directly or indirectly whether as a shareholder, officer or creditor;

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director may benefit.

(I) A company shall be deemed to be a company in which a Director together with any of his associates own 5 per cent. or more if and so long as (but only if and so long as) he is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director together with any of his associates hold 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a

case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board.

Rotation of Directors

104. (A) At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

Rotation and retirement of Directors.

(B) The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors.

Meeting to fill up vacancies.

105. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:–

Retiring Directors to remain in office till successors appointed.

(i) it shall be determined at such meeting to reduce the number of Directors; or

(ii) it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii) in any such case the resolution for re-election of a Director is put to the meeting and lost.

106. The Company may from time to time in general meeting by ordinary resolution fix, increase or

Power of general meeting to increase or reduce number of Directors.

reduce the maximum and minimum number of Directors but so that the number of Directors shall never be less than two.

Appointment of Directors.

107. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board.

Notice to be given when person proposed for election.

108. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven days before the date of the general meeting.

Register of Directors and notification of changes to Registrar.

109. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by special resolution.

110. The Company may by special resolution remove any Director (including a Managing or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed.

Borrowing Powers

111. The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof. Power to borrow.

112. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Conditions on which money may be borrowed.

113. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued. Assignment.

114. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise. Special privileges.

115. (A) The Board shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance in regard to the registration of mortgages and charges therein specified and otherwise. Register of charges to be kept.

(B) If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the Register of debentures or debenture stock.

holders of such debentures in accordance with the provisions of the Companies Ordinance.

Mortgage of uncalled capital.

116. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Managing Directors, etc.

Power to appoint Managing Directors, etc.

117. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 101.

Removal of Managing Director, etc.

118. Every Director appointed to an office under Article 117 hereof shall, but without prejudice to any claim for damages for breach of any contract of service between himself and the Company be liable to be dismissed or removed therefrom by the Board.

Cessation of appointment.

119. A Director appointed to an office under Article 117 shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and he shall *ipso facto* and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

Powers may be delegated.

120. The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit Provided that the exercise of all powers by such Director shall be subject to such regulations and restrictions as the

Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied, but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

Management

121. (A) The management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Companies Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

General powers of Company vested in Board.

(B) Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:–

(i) subject to Section 57B of the Companies Ordinance, to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii) to give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

Managers

Appointment and remuneration of managers.

122. The Board may from time to time appoint a general manager, manager or managers of the business of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Tenure of office and powers.

123. The appointment of such general manager, manager or managers may be for such period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board and such title or titles as it may think fit.

Terms and conditions of appointment.

124. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Chairman

Chairman.

125. The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office. The Chairman or, in his absence, the Deputy Chairman shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if at any meeting the Chairman or Deputy Chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

Proceedings of the Directors

126. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined three Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. The Board or any committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.

Meeting of the Board quorum, etc.

127. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone or by telex or telegram at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine, Provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

Convening of Board meeting.

128. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

How questions to be decided.

129. A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

Powers of meeting.

Power to appoint committee and to delegate.

130. The Board may delegate any of its powers to committees consisting of such member or members of its body and such other persons, as the Board thinks fit, and they may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

Acts of committee to be of same effect as acts of Board.

131. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

Proceedings of committee.

132. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 130.

When acts of Board or committee to be valid notwithstanding defects.

133. All acts *bona fide* done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee.

Directors' powers when vacancies exist.

134. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of

Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

135. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill-health or disability (or their alternate Directors) shall (so long as they constitute a quorum as provided in Article 126) be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors. Resolutions in writing of Directors.

Minutes

136. (A) The Board shall cause minutes to be made of:– Minutes of proceedings of meetings.

(i) all appointments of officers made by the Board;

(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 130; and

(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

(B) Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

Secretary

137. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such Appointment of Secretary.

conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Companies Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. If the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its directors or officers duly authorised.

Residence.

138. The Secretary shall, if an individual, ordinarily reside in Hong Kong and, if a body corporate, have its registered office or a place of business in Hong Kong.

Same person not to act in two capacities at once.

139. A provision of the Companies Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

General Management and Use of the Seal

Custody of seal.

140. (A) The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by any two members of the Board or any two persons appointed by the Board for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or representing any other form of securities by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in

manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

(B) The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid. Official seal.

141. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine. Cheques and banking arrangements.

142. (A) The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such Power to appoint attorney.

purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Execution of deeds by attorney.

(B) The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same of its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

Local boards.

143. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Power to establish pension funds.

144. The Board may establish and maintain or procure the establishment and maintenance of any

contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

Capitalisation of Reserves

145. (A) The Company in general meeting may, upon the recommendation of the Board, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the

Power to capitalise.

time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Article, any amount standing to the credit of share premium account and a capital redemption reserve fund may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

Effect of resolution to capitalise.

(B) Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may determine that cash payments shall be made to any members in respect of fractional entitlements or that fractions of such value (as the Board may determine) may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed and the Board may appoint any person to sign on behalf of the persons entitled to share in a capitalisation issue and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

Subscription Right Reserve.

146. (A) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares

of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions applicable under the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:–

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on

exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:–

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(bb) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right

Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(B) Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(C) A certificate or report by the auditors for

the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

Dividends and Reserves

Power to declare dividends.

147. The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

Board's power to pay interim dividends.

148. (A) The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts *bona fide* the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(B) The Board may also pay half-yearly or at other suitable intervals to be settled by them any dividend

which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

149. No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest. Dividends not to be paid out of capital.

150. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as they think expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Companies Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective. Dividend in specie.

151. (A) Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:– Scrip dividends.

either (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction

thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis.

or (ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify

the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected share on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:–

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) the Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (A) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Reserves.

152. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

Dividends to be paid in proportion to paid up capital.

153. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends

shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share.

154. (A) The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends etc.

(B) The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

Deduction of debts.

155. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

Dividend and call together.

156. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

Effect of transfer.

157. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Receipt for dividends by joint holders of share.

158. Unless otherwise directed by the Board, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such

Payment by post.

address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

Unclaimed dividend.

159. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company.

Record dates.

160. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

Untraceable Members

Company may cease sending dividend warrants.

161. Without prejudice to the rights of the Company under Article 159 and the provisions of Article 162, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or

warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

162. (A) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:– Company may sell shares of untraceable members.

(i) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in an English language newspaper and a Chinese language newspaper giving notice of its intention to sell such shares and has notified The Stock Exchange of Hong Kong Limited of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (iii) of this Article and ending at the expiry of the period referred to in that paragraph.

(B) To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

Distribution of Realised Capital Profits

Distribution of realised capital profits.

163. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend, provided that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of

the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid-up share capital of the Company for the time being.

Annual Returns

164. The Board shall make the requisite annual returns in accordance with the Companies Ordinance. Annual returns.

Accounts

165. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Ordinance or necessary to give a true and fair view of the state of Company's affairs and to show and explain its transactions. Accounts to be kept.

166. The books of account shall be kept at the registered office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors. Where accounts to be kept.

167. The Board shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Ordinance or authorised by the Board or by the Company in general meeting. Inspection by members.

168. (A) The Board shall from time to time in accordance with the provisions of the Companies Ordinance caused to be prepared and laid before the Company at its Annual profit and loss account and balance sheet.

annual general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Companies Ordinance.

Sending of Financial documents or summary financial report.

(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every shareholder of, and every holder of debentures of, the Company and every person registered under Article 47 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

Publication of financial documents on computer network.

(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Listing Rules, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

Audit

Auditors.

169. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

170. Subject as otherwise provided by the Companies Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remunerations to the Board. Remuneration of Auditors.

171. Every statement of accounts audited by the Company's Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive. When accounts to be deemed finally settled.

Notices

172. Any notice or document to be given or issued under these Articles shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in an English language newspaper and a Chinese language newspaper or by sending it in accordance with applicable legislation and the Listing Rules as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Listing Rules on the Company's computer network. In the case of joint holders of a share, all notices or documents shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all joint holders. Services of notices.

173. A member shall be entitled to have notices served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who does Members out of Hong Kong.

not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of an address in Hong Kong for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have been remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

When notice by post deemed to be served.

174. Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.

Services of notice to persons entitled on death, mental disorder or bankruptcy of a member.

175. A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so

entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

176. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

Transferee to be bound by prior notices.

177. Any notice or document delivered or sent by post to, or left at the registered address of any member in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

Notice valid though member deceased bankrupt.

178. The signature to any notice to be given by the Company may be written or printed.

How notice to be signed.

Information

179. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or process which may relate to the conduct of the business of the Company and which in the opinion of the Board it will be inexpedient in the interests of the members of the Company to communicate to the public.

Member not entitled to information.

Destruction of Documents

Destruction of documents.

180. The Company may destroy:–

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:–

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(c) references in this Article to the destruction of any document include reference to its disposal in any manner.

Winding Up

181. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions. Distribution of assets in winding up.

182. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the Assets may be distributed in specie.

assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Service of process.

183. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in an English language newspaper and in a Chinese language newspaper as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Indemnity

Indemnity.

184. (A) Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in paragraph (c) of the proviso to Section 165 of the Companies Ordinance) which he may sustain or incur in or about the execution of

the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damages or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(B) Subject to Section 165 of the Companies Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

Names, Addresses and Descriptions of Subscribers
For and on behalf of FAIRWEATHER (NOMINEES) LIMITED (Sd.) Clement P.K. LAM . . . . Clement P.K. LAM (Director) 26th Floor, Connaught Centre, Hong Kong. Limited Company For and on behalf of FAIRWIND NOMINEES LIMITED (Sd.) Clement P.K. LAM . . . . Clement P.K. LAM (Director) 26th Floor, Connaught Centre, Hong Kong. Limited Company

Dated the 4th day of January, 1985.

WITNESS to the above signatures:–

(Sd.) Hester K. TAN
Hester K. TAN
Solicitor
26th Floor, Connaught Centre,
Hong Kong.